

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2021

<u>**VIA ELECTRONIC MAIL**</u>

Alison Samborn
Associate General Counsel, Legal Product Development
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

   RE: Jackson Retirement Investment Annuity Flexible Premium Variable and
      Fixed Deferred Annuity
      Jackson National Separate Account – I
      JNLNY Separate Account I
      Initial Registration Statements on Form N-4
      <u>File Nos. 333-252333; 333-252332</u>

Dear Ms. Samborn:

   The staff has reviewed the above-referenced initial registration statements, which the Commission received on January 22, 2021. Comments and page references correspond to the numbering on the bottom of the pages of the filings provided to staff from the registrant via email. Unless otherwise indicated, the comments below apply to filing 333-252333; please make confirming changes to the other filing referenced above, as applicable. Based on our review, we have the following comments.[1]

General Comments

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please include page numbers to cross-references throughout the prospectus.

3. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Jackson will be solely responsible for any benefits or features associated with the Contract.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

4.   Throughout registration statement, all references to website address for contract-related documents should be to the landing page address, not the corporate home page address (e.g., www.jackson.com).

PROSPECTUS

5.   Where appropriate in the prospectus, please discuss the impact of advisory fee deductions on contract benefits, including the following:

- how such deductions will impact various transactions and benefits under the contract, including how each deduction will reduce the death benefit and any other guaranteed benefit values;

- be clear as to whether these withdrawals will reduce values on a dollar-for-dollar basis or proportionately;

- if such withdrawals will be treated as a proportionate reduction, then there should be prominent disclosure stating that deductions of the advisory fee from contract value could reduce the relevant values significantly, and by substantially more than the actual amount of the deduction;

- an example demonstrating the impact of advisory fee deductions on benefits should be provided for each such benefit that is impacted (*e.g.*, death benefit, guaranteed benefit, etc.); and

- contract owners should be encouraged to discuss with their financial intermediaries the impact of deducting advisory fees from contract value prior to making any election.

Cover Page

6.   Disclose all material state variations and intermediary-specific variations (e.g., variations resulting from different brokerage channels) to the offering. (*See* Form N-4, Instructions to Item 8(a)).

7.   Disclose that the contract is/may be available through third-party financial intermediaries who charge an advisory fee for their services, and that this fee is in addition to contract fees and expenses. Also state that if a contract owner elects to pay the advisory fee from his or her contract value, then this deduction [will reduce][may reduce] the death benefit(s), and may be subject to federal and state income taxes and a 10% federal penalty tax. (*See* Form N-4, Item 1(a)).

8.   With respect to obtaining a copy of the most recent Rate Sheet Prospectus Supplement, please use a more specific web address.

9.   Please provide the landing page where all the required documents are located.

10.   With respect to the fourth paragraph, please consider whether the following language is necessary cover page disclosure, "[i]n some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure."

11.   Please move the Rule 12h-7 paragraph from the cover page to a more appropriate location in the prospectus itself. Rule 12h-7 only requires that this statement be somewhere in the prospectus.

12.   With respect to the last paragraph, please separate the last sentence beginning, "[y]ou may elect to receive certain communications . . ." from the free look paragraph.

13.   With respect to the first bullet of the last paragraph, please confirm whether Jackson still intends to mail a postage-paid card when relying on Rule 498A. Further, please confirm whether "cover of this report" should be "prospectus."

Key Information (pp. 3-5) (please apply these comments to the ISP as well)

14.   With respect to the narrative paragraph preceding the key information table, please remove this language as it is not permitted nor required by Form N-4.

15.   Please change the "Charges for Early Withdrawal" heading to "Charges for Early Withdrawals." (*See* Form N-4, Instruction 1(a) to Item 2).

16.   With respect to the "Ongoing Fees and Expenses" row, second column, please modify the legend to state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owners, and that if such charges were reflected, the fees and expenses would be higher.

17.   With respect to item one in the "Annual Fee" column, please confirm that "Base Contract" reflects the annual contract maintenance charge.

18.   Change "Add-on Benefit" to "Optional Benefit" throughout the key information table. (*See* Instruction 1(a) to Item 2).

19.   In footnote 3, only identify the basis for the charge. (*See* Instruction 2(c) to Item 2).

20.   On page four, please remove "Estimate" from each column heading.

21.   In each column at the top of page four, modify the bullets to read "No sales charges or advisory fees."

22.   With respect to the fourth bullet in the "Risks Associated with Investment Options" row, please replace "the prospectuses for the available Funds" with "these investments options." The form requires that investors review the investment options (including the fixed account investment options) before making an investment decision. We note that the fixed account investment options do not have a prospectus, but likewise should be reviewed. (*See* Instruction 3(c) to Item 2).

23.   With respect to the second and third bullets of the Add-On Benefits section on page five, as applicable, state that if a contract owner elects to pay third-party advisory fees from his or her contract value, then this deduction will reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. Add appropriate cross-references.

24.   With respect to the third bullet in the Add-On Benefits section confirm any material state variations are disclosed in the prospectus. (*See* Instruction to Item 8(a)).

Overview of the Contract (pp. 5-6) (please apply these comments to the ISP as well)

25.   Include a separate paragraph regarding the deduction of third-party advisory fees, disclosing that if a contract owner elects to pay third-party advisory fees from his or her contract value, then this deduction will reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. Add appropriate cross-references.

26.   With respect to the second sentence of the answer to "What is this Contract, and what is it designed to do?" please consider whether it would be appropriate to also mention the "withdrawal benefit."

27.   In the answer to "How do I accumulate assets in the Contract and receive income from the Contract?" please bold or prominently disclose "A list of Funds in which the Investment Divisions currently invest is provided in Appendix A: Funds Available Under the Contract" and also state that the appendix includes additional information about each fund. (*See* Instruction 1 to Item 3).

28.   With respect to the penultimate sentence in the answer to "How do I accumulate assets in the Contract and receive income from the Contract?" please consider whether to add "depending on the income option you select."

29.   Please remove the word "full" from the first sentence of the "Accessing your money" paragraph because investors have to pay charges if they access their money and won't really have "full" access.

30.   Please specify in the "Earnings sweep" paragraph where investors can choose to move their earnings.

Fees and Expenses Tables (pp. 6-8)

31. In the narrative preceding the fee table, state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

32. In the narrative preceding the fee table please add, "[p]lease refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected." (*See* Item 4).

33. To improve investor comprehension, please move the last paragraph in the narrative preceding the fee table up to precede the paragraph beginning "[t]he first table …."

34. Please remove "minimum" row from the "Transaction Expenses" table. (*See* Instruction 5 to Item 4).

35. Please remove the "Base Contract Charges (Without Add-On Benefits)" heading from the "Annual Contract Expenses" table as base contract charges is a line-item in the table already.

36. Change "Core Contract Charge" to "Base Contract Expenses" in the "Annual Contract Expenses" table. (*See* Instruction 13 to Item 4).

37. The optional benefits under the "Annual Contract Expenses" section can be grouped under headings by type, but should all be in one "Annual Contract Expenses" table.

38. Please remove the "Guaranteed Maximum Charges" heading below the "Annual Fund Expenses" table. While riders and contracts may have guaranteed max charges, funds do not and this heading may be potentially misleading.

39. With respect to the expense example, state that the examples do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such fees were reflected, costs would be higher. (*See* Item 4).

Investment Divisions (pp. 11-13)

40. With respect to the second sentence of the second paragraph, please disclose any material intermediary specific limitations. (*See* Instruction to Item 8(a)).

41. With respect to the first sentence in the "Substitution" section, please explain your legal basis for being able to unilaterally move investors to the general account. (The staff's historic position has been that a provision in a variable annuity contract which results in the automatic transfer to a "fixed" account of amounts which have been accumulating on a variable basis is not consistent with the redeemability requirements of Sections 2(a)(32) and 27(i) of the 1940 Act. *See* 1988 Dear Registrant Letter.)

Principal Risks (pp. 13-14)

42.   There should be a separate paragraph summarizing the risks relating to the deduction of third-party advisory fees from contract value (*e.g.*, this deduction will reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax).

43.   With respect to the "Fees and Charges" paragraph, please add "and disclosed in the fee table" to the end of the last sentence.

Benefits Available Under the Contracts (pp. 14-16) (please apply these comments to the ISP as well)

44.   With respect to contract related documents, please direct investors to the landing page address, not the corporate home page.

45.   Here, and throughout prospectus, please note that these are "optional" benefits instead of "add-on" benefits.

46.   Please change the "Fee" heading to "Maximum Fee." (*See* Item 10(a)).

47.   With respect to the stated maximum fee, please include parentheticals providing information about what the stated percentage refers to. (*See* Instruction 5 to Item 10).

48.   In the "Brief Description of Restrictions/Limitations" column, please disclose the impact of advisory fee deductions.

49.   Please remove all the narrative below "Add-On Living Benefits Available for a Fee." (*See* Item 10(a)).

50.   With respect to the "Other Add-On Benefits Included With All Contracts at No Additional Cost" table, please specify "standard" or "optional."

Contract Charges (pp. 16-19)

51.   Please disclose the following with respect to advisory fees:

- the basis upon which the advisory fee is calculated (*e.g.*, as a percentage of contract value);

- explain how and when the advisory fee will be deducted if an investor elects to have advisory fees deducted from the contract (*e.g.*, pro-rata from each investment option on an annual basis); and

- a brief description of the deduction of advisory fee authorization agreement between the insurer and the contract owner, including how the contract owner may terminate the agreement.

52.   In the first paragraph, change "add-on" to "optional."

53.   Please cross-reference the "Commutation Fee" in the "Income Options" section.

54.   With respect to the "Transaction Expenses" section, please clarify the concept of commutation. Is it correct that the commutation fee applies to annuitants, but not to beneficiaries? When commutation applies to annuitants, is it based on the present value of all expected future payments (less the commutation fee), or is it based on the present value of the guaranteed remaining payments?

55.   With respect to the second sentence of the "Return of Premium Guaranteed Minimum Death Benefit Charge" paragraph, the prospectus and rate sheet should state that information about current rates is available on the insurance company's website at a specified internet address. (*See* ADI 2018-05 *Use of rate sheet supplements in connection with variable insurance products).*

Purchases (pp. 21-23)

56.   With respect to the "Accumulation Units" section and the paragraph beginning, "[t]he value of an Accumulation Unit", if advisory fees are deducted from contract value, then disclose that the deduction of advisory fees will result in the cancellation of accumulation units (in addition to other transactions such as withdrawals and transfers).

Access to Your Money (pp. 26-35)

57.   In the fifth full paragraph beginning, "[t]he Contract is designed for Contract Owners," and in the context of where advisory fee deductions are treated as withdrawals, please disclose the following:

- whether any surrender charges will apply to each partial withdrawal and whether such withdrawals will count toward the annual fee withdrawal amount;

- if true, that each withdrawal will reduce the death benefit(s) and any other guaranteed benefit values, perhaps significantly, with appropriate cross-references to the Item 10 disclosure; and

- contract owners should be encouraged to discuss with their financial intermediaries the impact of withdrawing advisory fees from contract value prior to making any election.

Income Payments (The Income Phase) (pp. 35-37)

58.   With respect to the third sentence of the first paragraph, if applicable, state that the investor will not be able to withdraw any contract value (or cash value) amounts after the annuity commencement date.

59.   With respect to the last sentence in "Option 3" of "Income Options," confirm whether "remaining payments" should be "guaranteed payments."

Death Benefit (pp. 37-40)

60.   Change "Add-On Death Benefit" to "Optional Death Benefit" and please include examples for the death benefits. (*See* last instruction to Item 10).

Contract Owner Taxation (pp. 40-44)

61.   With respect to the last sentence in the "Non-Qualified Contracts – General Taxation" section, if any loans are available through the contract, please include disclosure responsive to Item 13 and include any interest rate in the fee table.

Other Information (pp. 45-47)

62.   With respect to the last sentence in the "Confirmation of Transactions" paragraph, please provide your legal basis for not being responsible for correcting the error.

63.   In the Delivery of Fund Reports paragraph, please provide the landing page address, not the corporate home page.

64.   Please remove the penultimate sentence from the Delivery of Fund Reports paragraph.

Where to Find Additional Information (p. 54)

65.   Please move the back cover page to come after the Appendices. (*See* Item 1 (b)).

66.   Please provide the EDGAR contract identifier in type size smaller than that generally used in the prospectus. (*See* Item 1(b)).

Appendix A (p. A-1) (also apply these comments to the Initial Summary Prospectus)

67.   Please add "[d]epending on the optional benefits you choose, you may not be able to invest in certain Portfolio Companies" to the first paragraph. (*See* Instruction 1(f) to Item 17).

68.   With respect to the third paragraph, for brevity, please only include the first sentence in response to Item 17 and add it to the first paragraph. (*See* Instruction 1(f) to Item 17) (The remaining disclosure can go elsewhere in the prospectus.)

69.   With respect to the third paragraph, please identify the funds available through different intermediaries and indicate which funds may not be available from every intermediary. (*See* Instruction 1(f) to Item 17).

Rate Sheet Prospectus Supplement

70.   The rate sheet appears to include current fees. Supplementally, please explain the following:

- whether these changes in current fees are expected to have an impact on the key information table;

- if the key information table will change, please make sure it is updated in the rate sheet; and

- explain how those changes will be made to the key information table in the initial summary prospectus (for example, do you intend to send the full rate sheet with the ISP, send an ISP specific rate sheet that just shows the ISP changes, or do you intend to reprint the ISP with an updated KIT).

71.   The rate sheet supplement must prominently disclose that the rate can be superseded at any time. (*See* ADI 2018-05, *Use of Rate Sheet Supplements in Connection With Variable Insurance Products).*

72.   The prospectus and rate sheet should state that information about current rates is available on the insurance company's website at a specified internet address. (*See* ADI 2018-05, *Use of Rate Sheet Supplements in Connection With Variable Insurance Products).*

PART C OTHER INFORMATION

Item 27. Exhibits

73.   With respect to participation agreements (exhibit no. (h)), please explain supplementally why the agreements are "Not Applicable."

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

74.   Where exhibits are incorporated by reference, this fact should be noted in the exhibit index. (*See* Rule 483(a) of the Securities Act).

Item 34. Fee Representations

75.   Revise sentence to state, "the expenses <u>expected</u> to be incurred . . . ."

Power of Attorney

76.   Please revise. A power of attorney that is filed with the Commission must relate to a specific filing. (*See* Rule 483(b) of the Securities Act).

INITIAL SUMMARY PROSPECTUS

Cover Page

77.   With respect to the third sentence, please confirm that Jackson will use a specific web address.

78.   With respect to the third paragraph, please confirm whether a rate sheet will be delivered with the ISP. If not, please consider whether it is necessary to reference rate sheets in the initial summary prospectus.

Table of Contents

79.   Please change "Accessing Money in Your Contract" to "Accessing <u>The</u> Money in Your Contract."

Benefits Available Under the Contracts

80.   Please remove "historical add-on benefit charges" from the ISP. The ISP should only describe the current offering.

STATEMENT OF ADDITIONAL INFORMATION

Calculation of Performance

81.   The disclosure should state that yields and total returns do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, performance would be lower.

82.   Please remove the annualized yield formula information.

Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-5912 or email me at mclarend@sec.gov.

Sincerely,

/s/ DeCarlo McLaren

DeCarlo McLaren
Senior Counsel
Disclosure Review Office

cc: Andrea Ottomanelli Magovern, Assistant Director
        Michael Pawluk, Senior Special Counsel
        Sumeera Younis, Branch Chief